

September 2, 2010

Mr. Guoqing Jiang
President and Chief Executive Officer
Tianyin Pharmaceutical Co. Inc.
23rd Floor, Unionsun Yangkuo
Plaza No. 2 Block 3
Renmin Road South
Chengdu 610041 P. R. China

Re: Tianyin Pharmaceutical Co. Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
File No. 001-34189

Dear Mr. Jiang:

We have reviewed your June 30, 2010 response to our May 28, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing us the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended June 30, 2009

General

1. With regard to response two, it appears that the strike price of the warrants and conversion price of the preferred stock are denominated in a currency (US dollars) other than the entity's functional currency (Renminbi), so the warrants and conversion option are not considered indexed to the entity's own stock. Refer to Example 11 at ASC 815-40-55-36. Further, Section 4 (e) of Exhibit B-1 describes adjustments due to future dilutive issuances for no consideration or at a price less than the Exercise Price in effect

on the date of such issuance, which appear to protect holders from future declines in your stock price. Please explain to us your basis for concluding otherwise. In particular, the formula described in Section 4 (e) of Exhibit B-1 appears to adjust for the difference between the future issuance price and the Exercise Price and is not limited to only the difference between the future issuance price and the then-current market price of your common stock. The fact that you have not made any adjustments to the strike price of the warrants and preferred convertible stock and are not planning on any adjustments is not relevant. The terms of the warrants determine the accounting. Refer to Example 9 and Example 17 at ASC 815-40-55. Please tell us why your warrants and embedded convertible feature are not required to be classified as liabilities by ASC 815-40-15 (EITF 07-5) upon adoption at July 1, 2009.

Item 7. Management's Discussion and Analysis or Plan of Operations

Development and growth strategy, page 37

2. Please refer to prior comment six. Please provide the following information for each active drug development project under your partnerships with R&D institutions.

    - The drug under development and R&D institution responsible for its development.
    - The current stage of drug development.
    - The expected timing for SFDA approval.
    - The terms under your contractual arrangements with the R&D institution governing your future purchase of the drug once SFDA-approval is received.
    - The price that you expect to pay in order to acquire the drug once SFDA approval is received.
    - The methods and key assumptions that you use to determine the purchase price for the SFDA-approved drug and related intellectual property.
    - The period in which material net cash inflows from drugs in late stage development are expected to commence once SFDA approval is received.
    - The risks and uncertainties associated with completing drug development on schedule and the consequences to your operations, financial position and liquidity if the project is not completed timely.

3. Disclose the event(s) which triggered the impairment of $431,000 in 2009, that is, disclose what caused the discounted cash flow to be lower than book value at June 30, 2009 but not lower than book value at June 30, 2008.

4. Please refer to prior comment eight. Please disclose the period in which material net cash inflows from SFDA-approved drugs, as shown on page 37, are expected to commence. Also, disclose the expected timing of your drug commercializations once SFDA approval is received and the factors that may lead to delays in this process.

5. Please refer to prior comments seven and eight. Please revise to explain and quantify the "clear and measurable future benefit" that you expect to realize from your acquisitions of SFDA-approved drugs.

       Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief Accountant